UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)*

HARDINGE INC.

(Name of Issuer)

Common Stock, Par Value $.01

(Title of Class of Securities)

412324 30 3

(CUSIP Number)

Douglas A. Greenlee, 352 Carriage Drive,

Harpers Ferry, WV 25425, Telephone: (304) 728-1937, with a copy to

J. Philip Hunter, Esq., Sayles, Evans, Brayton, Palmer & Tifft,

One West Church Street, Elmira, NY 14901; Telephone: (607) 734-2271

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 5, 1999

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ___

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 412324 30 3

1. Douglas A. Greenlee S.S.# ###-##-####

2. (b) X

3.

4. Not Applicable

5.

6. U.S.A.

7. 4,072

8. 461,262

9. 4,072

10. 461,262

11. 465,334

12.

13. 5.01%

14. IN

SCHEDULE 13D

Item 1. Security and Issuer:

Common Stock, Par Value $.01 ("Shares")

Hardinge Inc.

One Hardinge Drive

P.O. Box 1507

Elmira, New York 14902

Item 2. Identity and Background:

(a) Name

Douglas A. Greenlee

(b) Residence address

352 Carriage Drive

Harpers Ferry, WV 25425

(c) Present principal occupation

None

(d, e) Legal proceedings

None

(f) Citizenship

U.S.A. - State of New York

Item 3. Source and Amount of Funds or Other Consideration:

Douglas A. Greenlee has acquired Shares from time to time under various executive incentive stock plans of the Issuer, as gifts from family and becoming co-trustee and attorney-in-fact with others with respect to Hardinge Inc. Shares. As of the date hereof, 4,072 Shares are owned individually; 407,949 Shares are held as co-trustee of a trust for the benefit of himself and others; 53,313 Shares are held with two other individuals as attorney-in-fact for another.

Item 4. Purpose of Transaction:

Douglas A. Greenlee became a 5% owner on November 5, 1999 on account of Hardinge Inc.'s repurchase of additional Shares of its own stock pursuant to its stock repurchase program, the Issuer's acquisitions on November 5, 1999 increasing the Reporting Person's ownership to 5.01% on said date. Mr. Greenlee has no plans to cause a change of control of Hardinge Inc. or to take any other action enumerated in Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer:

(a) Aggregate Number and Percentage Owned

465,334, 5.01% based on 9,280,317 shares outstanding on November 5, 1999 as reported by the Issuer.

(b) Number of Shares as to which such person has:

(i) sole power to vote or to direct the

vote 4,072

(ii) shared power to vote or to direct

the vote 461,262

(iii) sole power to dispose or to

direct the disposition of 4,072

(iv) shared power to dispose or to

direct the disposition of 461,262

(c) Transactions during past sixty days:

On October 4, 1999, Mr. Greenlee made a gift of 1,000 shares to the Cedar Ridge Children's Home and School, Inc.

(d) Rights of any other persons to owned Shares:

Mr. Greenlee shares the power to vote with two other individual co-trustees with respect to 407,949 Shares. The beneficiaries (one of whom is Mr. Greenlee) of the trust of which Mr. Greenlee serves as co-trustee have the right to dividends received from, but do not have the right to the proceeds of the sale of, such Shares. Mr. Greenlee shares the power to vote with two other individuals as attorney-in-fact with respect to 53,313 Shares.

Mr. Greenlee is aware of other persons with the right to receive or the power to direct and receive dividends from or the proceeds of the sale of, Shares, but to the best knowledge of Mr. Greenlee, none of such persons beneficially own more than 5% of the outstanding Shares, except those disclosed in the Issuer's Proxy Statement dated March 15, 1999 and filed with the Securities and Exchange Commission on March 12, 1999.

Mr. Greenlee disclaims beneficial ownership of 349,306 Shares held in two trusts by another for the benefit of Mr. Greenlee and others.

(e) Date upon which Ceased to be 5% Beneficial Owner:

Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships

with Respect to Securities of the Issuer:

407,949 Shares are held in trust and the power to vote and dispose is shared with two other individual trustees, Joan A.

Sutantyo and Jeanne W. Ward and 53,313 Shares are held under power of attorney for another with the power to vote and dispose shared with two other individuals, Jane G. Joralemon and Paul Greenlee, Jr. Mr.  Greenlee expressly disclaims that his relationship with his co-trustees and said other attorneys-in-fact constitutes a group as such term is defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 7. Material to Be Filed as Exhibit:

None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and  belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 8 , 1999

Signature: /s/ Douglas A. Greenlee

Name: Douglas A. Greenlee

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